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                                                         File No. 000-26052

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              ---------------

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                  PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                        FOR THE MONTH OF AUGUST 2002

                              ---------------

                      BAAN COMPANY N.V. IN LIQUIDATIE
           (Exact name of registrant as specified in its charter)

                              ---------------

                         Baron van Nagellstraat 89
                             3771 LK Barneveld
                              The Netherlands
                  (Address of principal executive offices)

                                ------------

               (Indicate by check mark whether the registrant
           files or will file annual reports under cover of Form
                            20-F or Form 40-F.)

                    Form 20-F  x            Form 40-F
                             -------                 ------

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                           Yes          No x
                              ---          ---

               If "Yes" is  marked,  indicate  below  the file  number
          assigned  to  the   registrant  in   connection   with  Rule
          12g3-2(b): __N/A___

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     In a joint press  release  dated  August 21, 2002,  Invensys  Holdings
Limited, a corporation organized under the laws of England and Wales, Invensys Plc, a corporation organized under the laws of England and Wales and the parent of Invensys Holdings Limited, and Baan Company N.V. in liquidatie, a corporation organized under the laws of the Netherlands, announced that the exit offer that commenced on June 19, 2002 to purchase all outstanding shares of Baan Company N.V. in liquidatie at an offer price of Euro 2.85 per share (without interest) had expired. Approximately 25,907,716 shares were tendered in the exit offer. As of the expiration of the exit offer, Invensys Holdings Limited beneficially owned approximately 245,127,609 of our common shares, representing 91.69% of our outstanding common shares. A copy of the joint press release is attached hereto as
Exhibit 99.1.


     Exhibit No.        Description
     -----------        -----------


     Exhibit 99.1 Joint press release, dated August 21, 2002, issued by Invensys Holdings Limited, Invensys Plc and
                        Baan Company N.V. in liquidatie.






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                                 SIGNATURE
                                 ---------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  August 21, 2002           Baan Company N.V. in liquidatie

                                   By:  /s/ J R W Clayton
                                       -----------------------------------
                                       Name:   J R W Clayton
                                       Title:  Authorised Signatory for
                                               INVENSYS ADMINISTRATIE B.V.,
                                               Liquidator of BAAN COMPANY N.V.

                               Exhibit Index

     Exhibit No.                Description
     -----------                -----------

     Exhibit 99.1 Joint press release, dated August 21, 2002, issued by Invensys Holdings Limited, Invensys Plc and
                        Baan Company N.V. in liquidatie.